December 18, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the comments you raised in your letter dated December 15, 2006 based on your review of Sovereign Bancorp’s Form 10-Q as of and for the quarter ended September 30, 2006. Below is your comment and Sovereign’s related response.
Sovereign Bancorp Form 10 Q filed November 9, 2006
Financial Statements as of and for the quarter ended September 30, 2006 for the year ended December 31, 2004
Note 3 — Investment Securities, page 11
1.	We note that during the second quarter of 2006, you realized a loss of $238 million due the restructuring of your investment portfolios in conjunction with the acquisition of Independence Community Bank Corp. We also note that your recognized a net gain in investment securities of $29 million in the current quarter, please provide us with the following additional information regarding your third quarter investment transaction so that we may better understand your accounting:
•	The principal amounts and classification of securities sold;

•	the gross realized gains and losses recognized on the sales; and

•	the facts and circumstances surrounding these sales.
Sovereign Response
All of Sovereign investments are classified as available for sale. During the third quarter Sovereign sold investments with a total principal balance of approximately $7.1 billion classified as available for sale and recognized a net gain of $29.2 million. A breakout of the gross realized gains and losses comprising this total are as follows:

Donald A. Walker, Jr.
Securities and Exchange Commission
December 18, 2006

	Book Value of	Quarter Ending
(in 000’s)	Securities Sold	September 30, 2006
Gross realized gains	$6,377,893	$30,932
Gross realized losses	681,604	(1,778)

Net realized gain		$29,154

During the third quarter the Company continued to evaluate the size and composition of its investment portfolio following the Independence acquisition. During the quarter we decreased the amount of non-agency collateralized mortgage obligations in our portfolio and increased the amount of agency pass throughs. While not purchased for the purpose of reselling, in the third quarter we sold a number of investments that were also purchased within the quarter that had realized gains to take advantage of the value of the investments given the current interest rate environment. The realized losses that were incurred during the third quarter were on investments that were purchased and sold during the third quarter and are not comprised of any investment securities that were held in our investment portfolio as of June 30, 2006.
* * * * * * * *
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United States
Sincerely
Mark R. McCollom
Chief Financial Officer